UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-11141

Health Management Associates, Inc. Retirement Savings Plan

(Exact name of registrant as specified in its charter)

5811 Pelican Bay Boulevard, Suite 500 Naples, FL 34108-2710 (239) 598-3131

(Address of Principal Executive Offices)

Plan Interests

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: *

*	Effective March 7, 2011, the Health Management Associates, Inc. Retirement Savings Plan (the “Plan”) was amended to eliminate Health Management Associates, Inc. Class A Common Stock as an option available for additional investment. Therefore, interests in the Plan no longer require registration. Accordingly, this Form 15 is being filed to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized person.

HEALTH MANAGEMENT ASSOCIATES, INC. RETIREMENT SAVINGS PLAN

Dated: May 24, 2012	By:	Health Management Associates, Inc., as sponsor

	By:	/s/ Gary S. Bryant
	Name:	Gary S. Bryant
	Title:	Vice President and Controller